Exhibit 99.1

ElectraMeccanica Celebrates Official Groundbreaking of

U.S. Assembly and Engineering Technical Center in Mesa, AZ

VANCOUVER, British Columbia, May 12, 2021 (GLOBE NEWSWIRE) -- ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) ("ElectraMeccanica" or the "Company"), a designer and manufacturer of electric vehicles, commemorated the start of construction for its new U.S. Assembly and Engineering Technical Center with a groundbreaking ceremony held yesterday in Mesa, AZ.

In attendance were more than 50 invited guests, Company Board Members and local dignitaries, including Arizona Commerce Authority President Sandra Watson, who kicked the event off with a keynote address. Ms. Watson was joined at the podium by the President and CEO of the Greater Phoenix Economic Council Chris Camacho, Mesa Mayor John Giles and ElectraMeccanica’s President and CEO Paul Rivera.

The 235,000 square foot facility is located on 18 acres of land adjacent to the Phoenix-Mesa Gateway airport. It will include an assembly and manufacturing plant, a research center, 22,000 square feet of office space and 19,000 square feet of lab space. To maintain ElectraMeccanica’s asset-light model, the building will be leased from the Developer, Marwest Enterprises, LLC. The building is being designed by the architectural firm Ware Malcomb and engineered by Hunter Engineering with Willmeng Construction acting as the General Contractor. When operational, the facility will have a production capacity of up to 20,000 vehicles per year and employ upwards of 200-500 people. The current completion date is slated for Spring 2022.

“Today is a momentous day for ElectraMeccanica and the State of Arizona,” said Sandra Watson, President and CEO, Arizona Commerce Authority. “Our electric vehicle industry is booming - with three manufacturing groundbreakings in just the last 16 months and additional suppliers setting up shop. We’re grateful to ElectraMeccanica for choosing Arizona as the home of their first U.S. based facility and look forward to supporting them long into the future.”

“Today’s groundbreaking marks a notable achievement for ElectraMeccanica,” said Company President and CEO Paul Rivera. “The new engineering technical center and assembly facility will be a showcase for our vehicle lineup and afford us with the physical and human capital we need to provide the U.S. retail and fleet market with a 'made in the USA' SOLO EV. We are thrilled to become an integral part of the vibrant Mesa community, the greater Phoenix Metropolitan area and Arizona as a whole. We are looking forward to expanding our team and building a new culture with our future employees and their families.”

“ElectraMeccanica breaking ground on its U.S. base of operations solidifies Greater Phoenix as America's new EV manufacturing hub,” said Chris Camacho, President & CEO of the Greater Phoenix Economic Council. “There is no better place to scale, innovate, manufacture and find skilled talent to meet the demand of advanced industry. We look forward to watching ElectraMeccanica’s continued success and working with Gov. Ducey, the Arizona Commerce Authority, and City of Mesa to support the company's expansion.”

“ElectraMeccanica made an excellent decision in choosing to locate its first U.S.-based facility in the Mesa Gateway area,” said Mesa Mayor, John Giles. “It’s an ideal location with easy access to two major freeways the Gateway Airport and a talented, growing workforce.”

The SOLO is a purpose-built, three-wheeled, all-electric solution for the urban environment. Engineered for a single occupant, it offers a unique driving experience for the environmentally conscious consumer. The SOLO has a range of 100 miles and a top speed of 80 mph, making it safe for highways. The SOLO features front and rear crumple zones, side impact protection, roll bar, torque-limiting control as well as power steering, power brakes, air conditioning and a Bluetooth entertainment system. It blends a modern look with safety features at an accessible price point of $18,500. The SOLO is currently available for pre-orders at https://electrameccanica.com/product/solo-reservation/.

About ElectraMeccanica Vehicles Corp.

ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) is a Canadian designer and manufacturer of environmentally efficient electric vehicles (EVs). The company’s flagship vehicle is the innovative, purpose-built, single-seat EV called the SOLO. This three-wheeled vehicle will revolutionize the urban driving experience, including commuting, delivery and shared mobility. The SOLO provides a driving experience that is unique, trendy, fun, affordable and environmentally friendly. InterMeccanica, a subsidiary of ElectraMeccanica, has successfully been building high-end specialty cars for 62 years. For more information, please visit www.electrameccanica.com.

Safe Harbor Statement

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, accidents, labor disputes and other risks of the automotive industry including, without limitation, those associated with the environment, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities or claims limitations on insurance coverage. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities.

Investor Relations Contact

Gateway Investor Relations

Matt Glover and Tom Colton

(949) 574-3860
SOLO@gatewayir.com

Public Relations Contact

Michelle Ravelo

R&CPMK for ElectraMeccanica

(714) 403-9534

michelle.ravelo@rogersandcowanpmk.com

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/9d5a4541-24b9-42aa-b814-96f699d66011

ELECTRAMECCANICA BREAKS GROUND ON MESA, AZ ASSEMBLY FACILITY AND ENGINEERING TECHNICAL CENTER